Exhibit 99.1

GOLD STANDARD DRILLING EXPANDS NEAR-SURFACE OXIDE GOLD MINERALIZATION AT THE DARK STAR DEPOSIT

Stepout hole DR20-02 intersects 61.0m of 0.66 g Au/t including 24.4m of 1.03 g Au/t at Main Dark Star. North Dark Star DR20-09 intersects 231.7m of 2.66 g Au/t.

November 18, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results of nine reverse-circulation (RC) drill holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (refer to Dark Star location map - Nov. 18, 2020 and Dark Star Significant Intercepts - Nov. 18, 2020). Six holes targeted and intersected up-dip, near-surface oxide mineralization to the east of GSV’s drilling at Main Dark Star.

Jonathan Awde, CEO and Director of Gold Standard commented: “Our Feasibility Study, currently in progress will utilize these drilling results as part of the updated resources and reserves. The results indicate the ability to expand Main Dark Star to the east. This near surface oxide could have positive impacts to the feasibility study, including low strip up front ounces during early production.”

Key Highlights from Dark Star:

  Stepout holes DR20-01 through -06 intersected thick intervals of oxide mineralization to the east of the existing GSV drilling at Main Dark Star. Mineralization begins at the current topographic surface and remains open to the east along a strike length of approximately 330m. These results expand mineralization to the east beyond the current block model approximately 60m. Follow up drilling is planned on these intercepts.

  DR20-09 intersected 231.7m @ 2.66 g Au/t, mineralization starts just below surface and is oxide to depth. The hole infilled a gap in drilling to tie surface sample results, 18.0m of 3.08 g Au/t (see October 9, 2019 news release), to vertically-continuous, +1 g Au/t oxide mineralization at North Dark Star.

Dark Star drill results are as follows:

Drill Hole	Method	Incl.	Azimuth	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR20-01	RC	-45	079	80.8	0-19.8	19.8	0.63
DR20-02	RC	-45	090	91.4	0-61.0	61.0	0.66
				Including	6.1-30.5	24.4	1.03
DR20-03	RC	-45	090	91.4	0-53.4	53.4	0.52
DR20-04	RC	-45	108	70.1	0-27.4	27.4	0.47
DR20-05	RC	-45	090	80.8	0-13.7	13.7	0.51
					19.8-41.1	21.3	0.26
DR20-06	RC	-45	090	82.3	0-10.7	10.7	0.20
DR20-07	RC	-85	090	323.1	No results >0.14 g Au/t
DR20-08	RC	-78	270	350.5	No results >0.14 g Au/t
DR20-09	RC	-90		259.1	0-3.1	3.1	0.16
					27.4-259.1	231.7	2.66
				Including	140.2-211.8	71.6	4.54

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “The near surface oxide mineralization encountered in drill holes DR20-01 through DR20-06 are currently in or behind the Main Dark Star highwall design and remain open to the east. This material could be an important source during start up for immediate production ounces and/or leach pad over-liner material. The Main portion of the deposit remains open along 330 m of strike and will continue to be developed with additional drilling. The North Dark Star drill hole (DR20-09) was designed to fill a gap between 3m channel surface samples and the greater ore body currently carried as a resource and reserve. The results confirm the oxide and higher grade nature of North Dark Star, with individual gold values ranging from 0.15 to 12.8 g Au/t, and ties the 18m @ 3.08 g Au/t found in surface sampling to the greater deposit.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All drill sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were shipped to Paragon Geochemical’s certified laboratory in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an ICP-OES finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards, blanks and duplicates that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling

805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT: Jonathan
Awde

President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com